UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Xueda Education Group

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

98418W109(1)

(CUSIP Number)

Xin Jin

c/o Xueda Education Group

A-4 Xibahe Beili, Chaoyang District

Beijing 100028

People's Republic of China

Tel: +(86-10)6427-8899

With a copy to:

David T. Zhang, Esq.

Kirkland & Ellis International LLP

c/o 26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Tel: +852-3761-3318

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

CUSIP No. 98418W109

1.	Name of Reporting Person Xin Jin

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,132,948 Ordinary Shares

	8.	Shared Voting Power 140,000 Ordinary Shares(1)

	9.	Sole Dispositive Power 41,132,948 Ordinary Shares

	10.	Shared Dispositive Power 140,000 Ordinary Shares(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,272,948 Ordinary Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 33.1%(2)

14.	Type of Reporting Person IN

(1)   Ordinary Shares held by Mr. Xin Jin’s wife, Li Chen.  Mr. Xin Jin may be deemed to be the beneficial owner of these Ordinary Shares and to have shared power to vote or dispose of, or direct the vote or disposition of these Ordinary Shares with his wife.  Mr. Xin Jin disclaims the beneficiary ownership of these Ordinary Shares owned by his wife.

(2)   The percentage is based on 124,655,742 Ordinary Shares issued and outstanding as of March 23, 2015 (excluding 7,053,062 unvested restricted shares), as provided by the Issuer.

CUSIP No. 98418W109

1.	Name of Reporting Person Golden Section Holding Corporation

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,132,948 Ordinary Shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 41,132,948 Ordinary Shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,132,948 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 32.8(1)

14.	Type of Reporting Person CO

(1)   The percentage is based on 125,393,207 Ordinary Shares issued and outstanding as of July 21, 2015, as provided by the Issuer.

CUSIP No. 98418W109

1.	Name of Reporting Person Golden Seed Venture Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,132,948 Ordinary Shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 41,132,948 Ordinary Shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,132,948 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 32.8%(1)

14.	Type of Reporting Person CO

(1)   The percentage is based on 125,393,207 Ordinary Shares issued and outstanding as of July 21, 2015, as provided by the Issuer.

CUSIP No. 98418W109

1.	Name of Reporting Person Credit Suisse Trust Limited as Trustee of The Morning Rain Trust

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,132,948 Ordinary Shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 41,132,948 Ordinary Shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,132,948 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 32.8%(1)

14.	Type of Reporting Person OO

(1)   The percentage is based on 125,393,207 Ordinary Shares issued and outstanding as of July 21, 2015, as provided by the Issuer.

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) amends the Schedule 13D filed by (a) Xin Jin, a citizen of the People’s Republic of China, (b) Golden Section Holding Corporation, a company organized under the laws of the British Virgin Islands, (c) Golden Seed Venture Limited, a company organized under the laws of the Bahamas, and (d) Credit Suisse Trust Limited as Trustee of The Morning Rain Trust, a company organized under the laws of Singapore on March 23, 2015, as amended by Amendment No.1 thereto filed on May 21, 2015 (the “Original Schedule 13D”, together with this Amendment No. 2, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 have the same respective meanings provided to them in the Original Schedule 13D.

Item 4.                     Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons acquired the Ordinary Shares and ADSs covered by the Schedule 13D for long-term investment purposes and intend to review their investment in the Issuer on a continuous basis. As a director and executive officer of the Issuer, Mr. Xin Jin may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

On July 26, 2015, as announced in the Current Report on Form 6-K filed by the Issuer on July 27, 2016 (the “Form 6-K”), the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Xiamen Insight Investment Co., Ltd. (“Insight”), a joint stock company established under the laws of the People’s Republic of China.  Pursuant to the terms and conditions of the Merger Agreement, Insight will form a subsidiary, which will merge with and into the Issuer (the “Merger”), and the Issuer will be the surviving company in the Merger and become a wholly owned subsidiary of Insight upon the effectiveness of the Merger.  Pursuant to the Merger, each Ordinary Share will be converted into the right to receive US$2.75 in cash per Ordinary Share, and each ADS will be converted into the right to receive US$5.50 in cash per ADS, subject to the terms and conditions set forth in the Merger Agreement.  Please see the descriptions of the Merger Agreement in the Issuer’s Form 6-K for more details.

As an inducement for Insight to consummate the Merger, certain founders of the Issuer, (a) one of the Reporting Persons, Mr. Xin Jin, the Issuer’s chief executive officer, (b) Mr. Rubin Li, the chairman of the Issuer’s board of directors, and (c) Mr. Jinbo Yao (collectively, the “Founders”) and certain affiliated entities through which the Founders beneficially own their Ordinary Shares, and Insight have entered into a support agreement (the “Support Agreement), which is attached hereto as Exhibit 1 and is incorporated herein by reference.  Pursuant to the Support Agreement, each Founder and his such affiliated entity as party thereto has agreed, among other things, to vote all of the Ordinary Shares beneficially owned by him in favor of the authorization and approval of the Merger Agreement and the transactions contemplated thereunder.

In connection with the transactions contemplated by the Merger Agreement, as a condition precedent to the consummation of the Merger and pursuant to the terms and conditions of the Merger Agreement, the contractual arrangements entered into by Xuecheng Century (Beijing) Information Technology Co., Ltd., Beijing Xueda Information Technology Co., Ltd., which is the Issuer’s consolidated variable interest entity (the “VIE”), and the shareholders of the VIE (including Xin Jin), will be terminated immediately prior to the completion of the Merger pursuant to a termination agreement (the “Termination Agreement”), dated as of July 26, 2015, by and among the Issuer, Xuecheng Century (Beijing) Information Technology Co., Ltd., the VIE, Insight, Xin Jin and the other shareholders of the VIE.

A copy of the Termination Agreement has been filed hereto as Exhibit 2 and is incorporated herein by reference to Exhibit 99.3 to the Issuer’s Form 6-K.

Except as described above and elsewhere herein, the Reporting Persons do not have any present plan or proposal which relates to, or could result in the occurrence of, any of the events referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

The foregoing description of the Support Agreement and the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibits 1 and 2.

Item 5. Interest in Securities of the Issuer.

By reason of the Support Agreement described in Item 4 above and the irrevocable proxy contained therein, Insight may be deemed to beneficially own and have the shared voting power to vote or to direct the vote of (but no power to dispose of or to direct the disposition of) 73,256,598 Ordinary Shares (“Subject Shares”), representing approximately 58.4% of the outstanding Ordinary Shares of the Issuer as of July 21, 2015 (excluding options and restricted share units of the Issuer), and other Ordinary Shares which each Founder or such of its affiliated entity as party to the Support Agreement may become the owner of or with respect to which such party otherwise directly or indirectly has or later obtains the power to direct the vote. Subject Shares include each of the following: (a) 21,150,930 Ordinary Shares held by Goodor Corporation, which are beneficially owned by Rubin Li, (b) 41,132,948 Ordinary Shares held by Golden Section Holding Corporation, which are beneficially owned by Xin Jin, and (c) 10,972,720 Ordinary Shares held by Nihao China Corporation, which are beneficially owned by Jinbo Yao.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the information set forth under Item 4, which is hereby incorporated by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons nor between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                     Material to Be Filed as Exhibits

Exhibit	Description

1

Support Agreement, dated July 26, 2015, by and among Xiamen Insight Investment Co., Ltd., Rubin Li, Goodor Corporation, Xin Jin, Golden Section Holding Corporation, Jinbo Yao and Nihao China Corporation

2

Termination Agreement, dated July 26, 2015, by and among Xueda Education Group, Xuecheng Century (Beijing) Information Technology Co., Ltd., Beijing Xueda Information Technology Co., Ltd., Xiamen Insight Investment Co., Ltd. and certain other parties thereto (incorporated herein by reference to Exhibit 99.3 to the Issuer’s Form 6-K filed on July 27, 2015)

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 27, 2015

Xin JIN

/s/ Xin Jin
Xin Jin

Golden Section Holding Corporation

By:	/s/ Xin Jin
Name:	Xin Jin
Title:	Director

Golden Seed Venture Limited

By:	/s/ Kim Chu Yen & Mark John Farrell
Name:	Kim Chu Yen & Mark John Farrell
Title:	Authorized Signatories
For and on behalf of
Bukit Merah Limited
As Corporate Director

Credit Suisse Trust Limited as Trustee of The Morning Rain Trust

By:	/s/ Kim Chu Yen & Mark John Farrell
Name:	Kim Chu Yen & Mark John Farrell
Title:	Authorized Signatories
For and on behalf of
Credit Suisse Trust Limited

Index to Exhibits

1

Support Agreement, dated July 26, 2015, by and among Xiamen Insight Investment Co., Ltd., Rubin Li, Goodor Corporation, Xin Jin, Golden Section Holding Corporation, Jinbo Yao and Nihao China Corporation

2

Termination Agreement, dated July 26, 2015, by and among Xueda Education Group, Xuecheng Century (Beijing) Information Technology Co., Ltd., Beijing Xueda Information Technology Co., Ltd., Xiamen Insight Investment Co., Ltd., Mr. Xin Jin and certain other parties thereto (incorporated herein by reference to Exhibit 99.4 to the Issuer’s Form 6-K filed on July 27, 2015)